UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Notice to Holders of American Depositary Shares

ChipMOS TECHNOLOGIES INC. (TWSE: 8150; Nasdaq: IMOS; “ChipMOS”) provides this notice pursuant to Section 4.16(a) of the Deposit Agreement dated as of October 31, 2016, between ChipMOS, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares (“ADSs”) issued and outstanding thereunder (the “Deposit Agreement”). ChipMOS hereby informs ADSs holders that the submission period for shareholder proposals pursuant to the ROC Company Law in connection with ChipMOS’s 2026 annual shareholders’ meeting will begin on March 20, 2026 and end on March 30, 2026 (“Submission Period”). Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by an ADS holder must be received by the Depositary at least two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADS holders must be received by the Depositary between March 20, 2026 and March 26, 2026. The 2026 annual shareholders' meeting will be held on May 26, 2026 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The ADS Record Date in connection with this meeting is March 27, 2026.

For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).